VIA EDGAR

November 25, 2015

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Unitil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed January 28, 2015
File No. 1-8858

Dear Mr. Thompson:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated November 17, 2015 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), which was filed with the Commission on January 28, 2015.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Item 8. Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

Regulatory Accounting, page 53

1.	Please disclose the remaining [amount] of regulatory assets not earning a return during the recovery period and the remaining recovery period applicable to them. Please refer to ASC 980-340-50-1.

Response #1:

The Registrant, in accordance with ASC 980-340-50-1, proposes to enhance its disclosure in future filings to include the remaining amount of regulatory assets not earning a return during the recovery period and the remaining recovery period applicable to them. Specifically, the Registrant intends to replace the first sentence and insert disclosure similar to the following in future filings in the first paragraph following the Regulatory Assets and Regulatory Liabilities tables (reference page 54 of December 31, 2014 Form 10-K):

Mr. William H. Thompson

U.S. Securities and Exchange Commission

November 25, 2015

“Included in regulatory assets as of December 31, 2014 are $9.9 million of deferred storm charges to be recovered over the next three and a half years and $4.6 million of rate case costs and other expenditures to be recovered over the next seven years. Regulators have authorized recovery of these expenditures, but without a return.”

Note 5: Debt and Financing Arrangements

Long-Term Debt and Interest Expense

Long-Term Debt Structure and Covenants, page 61

2.	We note your disclosure in the discussion of financial covenants and restrictions on page 32 that long-term debt agreements contain covenants restricting your ability and the ability of your subsidiaries to pay dividends. However, in the last paragraph, you [disclose] that there were no restrictions on your retained earnings for the payment of common dividends at December 31, 2014. Please tell us your consideration of disclosing the pertinent provisions of the most significant restrictions on your ability to pay dividends in accordance with Rule 4-08(a) of Regulation S-X, and explain to us why there are no restrictions on your retained earnings at December 31, 2014. In addition, please tell us whether the restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets, which would require the disclosures required by Rule 4-08(e)(3) of Regulation S-X.

Response #2:

The Registrant has reviewed Rule 4-08(a) of Regulation S-X and proposes to enhance its disclosure regarding restrictions on retained earnings for the payment of common dividends in future filings. Specifically, the Registrant intends to replace the paragraph that begins “At December 31, 2014, there were no restrictions on Unitil’s Retained Earnings…” (reference page 61 of December 31, 2014 Form 10-K) with disclosure similar to the following in future filings:

“Unitil Energy, Fitchburg, Northern Utilities and Granite State pay common dividends to their sole common shareholder, Unitil Corporation and these common dividends are the primary source of cash for the payment of dividends to Unitil’s common shareholders. The long-term debt issued by the Company and its subsidiaries contains certain covenants that determine the amount that the Company and each of these subsidiary companies has available to pay for dividends. As of December 31, 2014, in accordance with the covenants, these subsidiary companies had a combined amount of $147.7 million available for the payment of dividends and Unitil Corporation had $186.6 million available for the payment of dividends. As of December 31, 2014, the Company’s balance in Retained Earnings was $38.4 million. Therefore, there were no restrictions on the Company’s Retained Earnings at December 31, 2014 for the payment of dividends.”

Per Rule 4-08(e)(3) of Regulation S-X, as of December 31, 2014, the restricted net assets of the Company’s consolidated subsidiaries did not exceed 25% of consolidated net assets. In making this determination, in accordance with Rule 4-08(e)(3) of Regulation S-X, the

Mr. William H. Thompson

U.S. Securities and Exchange Commission

November 25, 2015

Registrant considers restrictions on the amount of funds which may be loaned or advanced by the Company’s consolidated subsidiaries as well as restrictions on the amount of funds which may be transferred in the form of cash dividends by the Company’s consolidated subsidiaries. Per Rule 4-08(e)(3) of Regulation S-X, “Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.” There are no restrictions on the amount of funds which may be loaned or advanced by the Company’s consolidated subsidiaries and therefore the Company determined that the disclosures noted in Rule 4-08(e)(3) of Regulation S-X were not required as of December 31, 2014.

Note 8: Commitments and Contingencies

Legal Proceedings, page 73

3.	Please confirm to us, if true, that you believe the ultimate resolution of legal and administrative proceedings and claims arising in the normal course of business will not have a material impact on your operating results or cash flows and revise your disclosure in future filings to disclose the same. If not true, please disclose an estimate of the possible loss or range of loss in excess of amounts accrued or a statement that such an estimate cannot be made. In addition, revise your disclosure of the [putative] class action complaint to provide similar disclosure. Please refer to ASC 450-20-50.

Response #3:

The Registrant has reviewed ASC 450-20-50. The Registrant confirms that it believes the ultimate resolution of legal and administrative proceedings and claims arising in the normal course of business will not have a material impact on its operating results or cash flows.

The Registrant will revise its disclosure in future filings. Specifically, the Registrant intends to replace the second sentence of the first paragraph under the heading “Legal Proceedings” (reference page 73 of December 31, 2014 Form 10-K) with disclosure similar to the following in future filings:

“The Company believes, based upon information furnished by counsel and others, that the ultimate resolution of these claims will not have a material impact on its financial position, operating results or cash flows.”

The Registrant also confirms that it will revise its disclosure of the putative class action complaint in future filings to provide this same disclosure. Specifically, the Registrant intends to add disclosure similar to the following in future filings to the end of the second paragraph under the heading “Legal Proceedings” (reference page 73 of December 31, 2014 Form 10-K):

Mr. William H. Thompson

U.S. Securities and Exchange Commission

November 25, 2015

“The Company believes, based upon information furnished by counsel and others, that the ultimate resolution of these suits will not have a material impact on its financial position, operating results or cash flows.”

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/s/ Mark H. Collin	/s/ Laurence M. Brock

Mark H. Collin	Laurence M. Brock
Senior Vice President, Chief Financial Officer & Treasurer	Controller & Chief Accounting Officer